January 10, 2025

Pankaj Khanna
Chief Executive Officer and Director
Heidmar Maritime Holdings Corp.
89 Akti Miaouli
Piraeus 18538, Greece

       Re: Heidmar Maritime Holdings Corp.
           Registrant Statement on Form F-4
           Filed December 23, 2024
           File No. 333-284004
Dear Pankaj Khanna:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-4
Effect of the Business Combination, page 92

1. We note your revised disclosure at page 100 and elsewhere in the prospectus that you may make any changes necessary to satisfy Nasdaq listing requirements and to facilitate efficient trading. It is unclear what changes are contemplated; whether they may be material changes; and whether, when, and how you intend to communicate information regarding any such changes. In this regard, it is not clear how your revised disclosure that you will make any changes that are necessary satisfies your disclosure obligations.
 January 10, 2025
Page 2
Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 140

2. You disclose that Heidmar expects to pay to its shareholders a dividend immediately prior to the Closing equal to the amount by which its combined cash and accounts receivable exceeds $10 million. Adjustment I included in the pro forma balance sheet is $10 million, rather than the amount that exceeds the combined cash and accounts receivable balances at June 30, 2024. Please clarify why the adjustment is $10 million and revise if necessary. In addition, please remove brackets around numbers in your footnote disclosures.
Exhibits

3. We note that the Form of Consulting Agreements are to be included as Exhibits C, D and E to the First Amendment to the Business Combination Agreement but have been omitted. Please file with your next amendment.
General

4. Where applicable throughout your filing, please revise to provide updated disclosures for your most recently completed fiscal year. For example, please update to disclose executive compensation as of the most recently completed fiscal year.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Joanna Lam at 202-551-3476 or Myra Moosariparambil at 202-551-
3796 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Keith Billotti